UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                           FORM 12b-25


                   NOTIFICATION OF LATE FILING

Check One:[ ]Form 10-K  [ ]Form 20-F  [ ]Form 11-K  [X]Form 10-Q
          [ ]Form N-SAR

For Period Ended:   September 30, 1999

[ ]Transition Report on Form 10-K        SEC FILE NUMBER
                                             1-11596
[ ]Transition Report on Form 20-F

[ ]Transition Report on Form 11-K          CUSIP NUMBER
                                            714157-10-4
[ ]Transition Report on Form 10-Q

[ ]Transition Report on Form N-SAR

For the Transition Period Ended: _______________________________


     Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
_________________________________________________________________

PART I -- REGISTRANT INFORMATION
_________________________________________________________________
Full Name of Registrant
Former Name if Applicable

              Perma-Fix Environmental Services, Inc.
_________________________________________________________________
Address of Principal Executive Office (Street and Number)

                    1940 Northwest 67th Place
_________________________________________________________________
City, State and Zip Code

                    Gainesville, Florida 32653
_________________________________________________________________

PART II -- Rules 12b-25(b) and (c)
_________________________________________________________________
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to 12b-25(b) [Paragraph 23,047], the following should be completed.

(Check box if appropriate.)   [X]

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semiannual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date or the subject quarterly report of transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)  The accountant's statement or other exhibit required by Rule
     12b-25(c) has been attached if applicable.

_________________________________________________________________

PART III -- NARRATIVE
_________________________________________________________________
State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report, or portion thereof, could not be filed within the prescribed time period.

As a result of certain acquisitions which occurred in the latter part of the second quarter of 1999 and the purchase accounting which such acquisitions necessitated, the Registrant has been unable to prepare certain financial information required by Form 10-Q for the quarterly period ended September 30, 1999, without unreasonable effort or expenses. Accordingly, additional time is needed by the Registrant to complete the disclosures required for its Form 10-Q for the quarterly period ended September 30, 1999.
_________________________________________________________________

PART IV -- OTHER INFORMATION
_________________________________________________________________

(1) Name and telephone number of person to contact in regard to this notification.

       Richard T. Kelecy    352           395-1351
       _________________________________________________
        (Name)          (Area Code)   (Telephone Number)

_________________________________________________________________

(2) Have all other periodic reports under Section 13 or 15(d) of the Securities Exchange Act of 1934 ("Exchange Act") or Section 30 of the Investment Company Act of 1940 during the preceding twelve months (or for such shorter period that the registrant was required to filer such reports) been filed?
                                                  [X] YES  [ ] NO

If the answer is no, identify reports.
_________________________________________________________________

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report, or portion thereof?
                                                  [X] YES  [ ] NO

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

It is anticipated that the Registrant's net income for the quarter ended September 30, 1999, will be approximately $598,000 and after giving effect to the payment by the Registrant of approximately $57,000 in preferred stock dividends in such quarter, a net income of approximately $188,000 resulting from the Registrant's redemption of certain preferred stock in such quarter, a net income of approx-imately $729,000 (or approximately $.04 per share of Common Stock). In comparison, for the quarter ended September 30, 1998, the Registrant recorded net income of $489,000 and after giving effect to the payment by the Registrant of approximately $498,000 in preferred stock dividends in such quarter, net loss of approximately $9,000 (or approximately $.01 per share of Common Stock).

The Registrant believes the changed results may be attributed, among other things, to (i) reduced payments of preferred stock dividends, (ii) increased revenue from the Registrant's operations, including the Registrant's recently acquired subsidiaries, Chemical Conservation Corporation, Chemical Conservation of Georgia, Inc., and Chem-Met Services, Inc., which acquisitions are reported in the Registrant's Current Report on Form 8-K, dated June 1, 1999, (iii) reduced operating costs, and (iv) improved margins.
_________________________________________________________________

              Perma-Fix Environmental Services, Inc.
           ___________________________________________
            Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 15, 1999        PERMA-FIX ENVIRONMENTAL
                               SERVICES, iNC.


                               By: /s/ Richard T. Kelecy
                                   _____________________________
                                   Richard T. Kelecy
                                   Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                              ATTENTION

Intentional misstatements or omissions of fact constitute Federal
Criminal Violations (See 18 U.S.C. 1001).

                         GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.  Amendments to the notifications must also be filed on Form
12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section
232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.12(c) of this chapter). [Added in Release No.34-31905 (Paragraph 85,111), (effective April 26, 1993, 58 FR 14628.]